Exhibit 2

For Immediate Release	1 July 2016

WPP plc (“WPP”)

Voting rights and Capital 30 June 2016

WPP confirms that its capital consists of 1,330,032,727 ordinary shares with voting rights.

WPP holds 44,243,753 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,285,788,974 shares.

The figure 1,285,788,974 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact: Feona McEwan, WPP

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